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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 10)

                              LTC PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    502175102
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                                 (CUSIP Number)


                                  July 9, 2008
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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CUSIP NO. 502175102                  13G/A                     Page 2 of 5 Pages

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1        NAMES OF REPORTING PERSONS

         DAVID J. DUNN
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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NUMBER OF                  5        SOLE VOTING POWER
SHARES                              113,500
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           113,500
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    113,500
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    0.5% (1)
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12       TYPE OF REPORTING PERSON (See Instructions)
                                    IN
--------------------------------------------------------------------------------

__________________
(1) Based on 23,055,825 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2008.




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CUSIP NO. 502175102                  13G/A                     Page 3 of 5 Pages


Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated July 27, 2000 (the "Schedule 13G"), relating to the Common Stock, $.01 par value per share (the "Stock"), of LTC Properties, Inc. (the "Issuer"), as previously amended by:

           Amendment No. 1 thereto dated February 9, 2001, Amendment No. 2 thereto dated September 7, 2001, Amendment No. 3 thereto dated October 24, 2001, Amendment No. 4 thereto dated February 13, 2002, Amendment No. 5 thereto dated February 4, 2004, Amendment No. 6 thereto dated November 29, 2004, Amendment No. 7 thereto dated February 6, 2006, Amendment No. 8 thereto dated January 29, 2007, and Amendment No. 9 thereto dated February 7, 2008.


Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2 as reported in the Schedule 13G is hereby amended and restated to read as follows:


ITEM 2(a). NAME OF PERSON FILING.
           ----------------------

      Pursuant to Rules 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of David J. Dunn ("DJD"), sometimes hereinafter referred to as the "Reporting Person."


Item 2(c). CITIZENSHIP.
           ------------

      DJD is a citizen of the United States of America.


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CUSIP NO. 502175102                  13G/A                     Page 4 of 5 Pages

Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 4.    OWNERSHIP.
           ----------

      DJD: (a) DJD may pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 113,500 shares of the Stock because DJD is the trustee of Dunn Family Trust ("DFT"), which owns 113,500 shares of the Stock. (b) The 113,500 shares that DJD may be beneficially deemed to own, constitutes in the aggregate approximately 0.5% of the assumed 23,055,825 outstanding shares of the Stock. (c) In his capacity as trustee of DFT, DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 113,500 shares of the Stock. DJD does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock. DJD owns no shares of the Stock individually.


Item 5 as reported in the Schedule 13G is hereby amended and restated to read as follows:


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.                   [XX]

      This filing on Schedule 13G is for the purpose of reporting the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Stock.


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CUSIP NO. 502175102                  13G/A                     Page 5 of 5 Pages


ITEM 10.   CERTIFICATION.
           -------------

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 10, 2008



/s/ David J. Dunn
---------------------------------------------------------------
David J. Dunn